

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

August 2, 2010

By U.S. Mail and facsimile 732-363-7183

Donna Brandin
Chief Financial Officer and Principal Accounting Officer
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ  08701

Re:     Lightstone Value Plus Real Estate Investment Trust, Inc. ("the company")
         File No.:  000-52610

Dear Ms. Brandin:

        In your letter dated July 20, 2010, you requested that the staff waive the
requirement to provide the S-X Rule 3-05 financial statements for the acquisition of a
25% equity interest in Prime Outlets Acquisition Company, LLC ("POAC"), which is an
affiliate of the company's sponsor.  The company acquired the interest in POAC on
March 30, 2009.  We understand that the audit of the financial statements is substantially
complete and the company could provide them by September 30, 2010.

        The staff is unable to grant the company's request.  Please file the financial
statements of POAC by amendment to Form 8-K as soon as possible.  We will neither
declare effective any registration statements or post-effective amendments, nor consider
compliant any proxy or other filing that require the company's financial statements, until
the company files the required financial statements and pro forma information.  The
company's filings would also be considered not timely filed for purposes of Form S-3.

        In addition, the company would not be able to make offerings under effective
registration statements or under Rules 505 or 506 of Regulation D where any purchasers
are not accredited investors under Rule 501(a) of that Regulation until you file the
required financial statements.  This restriction does not apply to:

- Offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
- Dividend or interest reinvestment plans;
- Employee benefit plans;
- Transaction involving secondary offerings; or
- Sales of securities under Rule 144.

Donna Brandin
Lightstone Value Plus Real Estate Investment Trust, Inc.
August 2, 2010
Page 2

      The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion.  If you have any questions concerning this letter, please call me at 202-551-3511.

      Sincerely,


      Louise M. Dorsey
      Associate Chief Accountant